Exhibit 7
STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth UBS’s ratio of earnings to fixed charges on a IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. Prior period amounts have been restated. See Note 36 to the Financial Statements (Discontinued Operations) on pages 107 to 109 of the Financial Statements 2007 for further information.

For the year ended		31.12.07	31.12.06	31.12.05	31.12.04	31.12.03
CHF million except for ratios

Pre-tax earnings from continuing operations	1	-3,577	14,179	12,178	9,625	6,827
Add: Fixed charges		104,805	81,809	50,584	28,298	28,607
Pre-tax earnings before fixed charges		101,228	95,988	62,762	37,923	35,434

Fixed charges:
Interest		103,775	80,880	49,758	27,484	27,784
Other	2	1,030	929	826	814	823
Total fixed charges		104,805	81,809	50,584	28,298	28,607

Ratio of earnings to fixed charges		0.97	1.17	1.24	1.34	1.24

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary associate and minority interest income and the addition of dividends received from associates.

2	Other fixed charges is the interest component of rental expense.